

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 5, 2007

By facsimile to (212) 735-2000 and U.S. Mail

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

Re: Pzena Investment Management, Inc.
        Registration Statement on Form S-1
        Filed June 11, 2007
        File No. 333-143660

Dear Mr. Palladino:

        We reviewed the filing and have the comments below.

        Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   We note that non-Rule 430A information is omitted throughout the registration statement. To the extent practicable, complete the information before amending the registration statement.

2.   Except for the independent public accounting firm's consent, we note that Pzena Investment Management, Inc. or Pzena has filed no exhibits to the registration statement and intends to file by amendment numerous exhibits to the registration statement. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

3.   We note that Pzena refers to "a third party appraiser" on pages 54, 65, and F-20. If Pzena refers to a third party, Pzena must identify the third party and obtain its consent. Otherwise, delete all references to a third party. See Rule 436 of Regulation C under the Securities Act.

4.   We note the comparative and factual assertions throughout your prospectus as to the performance of your funds, your other operations and certain information related to your industries. Please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Prospectus' Outside Front Cover Page

5.   We note that Pzena omits an estimated price range for the offering. Pzena may omit an estimated price range in the first amendment, provided Pzena gives us adequate time to review the registration statement with the estimated price range in it before requesting acceleration of the registration statement's effectiveness. Further, confirm that Pzena will include an estimated price range in the form of preliminary prospectus distributed to prospective purchasers. See Item 501(b)(3) of Regulation S-K and the item's instructions.

Prospectus' Inside Front Cover Page

6.   We note that the bottom table calculates the return on a "gross" basis, rather than a "net" basis. Please clearly disclose the impact on the rate of return when using a "net" basis.

Summary, page 1

7.   Please briefly discuss the manner in which you generate revenue.

Our Investment Process and Strategies, page 4; Our Investment Performance, page 74

8.   Expand the disclosure to include Pzena's annualized expense ratio for each of its
        investment strategies. We note that the tabular column presents annualized gross returns
        which are before payment of advisory fees.

9.   Expand the disclosure to explain the criteria used for selection of the named comparable
        indices for each of Pzena's investment strategies.

Lock-Up, page 9; Lock-up Agreements, page 103; No Sales of Similar Securities, page 107

10.   Confirm that there are no agreements or understandings between the underwriters and
        any of the persons subject to the lock-up agreements to permit those persons to resell
        their shares before the lock-ups' expiration periods. Also describe briefly the factors that
        the underwriters would consider in determining whether to consent to the sale of
        securities by those persons before the lock-ups' expiration periods.

Summary Selected Historical Consolidated and Pro Forma Financial Data, page 11

11.   We may have further comment once you have completed the summary selected pro forma
        financial data section and the unaudited pro forma financial information on page 44.
        Please be sure to properly label the assumptions inherent in the pro forma financial
        statements. Please refer to Rule 11-02(b)(8) of Regulation S-X.

Risk Factors, page 13

12.   Disclosure in the first paragraph on page 13 states that "Additional risks and uncertainties
        not currently known to us, or that we currently deem to be immaterial, may also
        materially adversely affect our business, prospects, financial condition, results of
        operations and cash flows." Since Pzena must disclose all risks that it believes are
        material at this time, delete this language.

13.   The third risk factor states that Pzena's sub-investment advisory relationships with four
        mutual funds advised by John Hancock Advisers represented 32.8% of its assets under
        management or AUM at March 31, 2007 and 22.0% of its revenues for the three months
        ended March 31, 2007. Advise what consideration Pzena has given to filing its sub-
        investment advisory agreements with the four mutual funds advised by John Hancock

Advisers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

14.   The eighteenth risk factor states that Pzena expects to enter into a term loan facility and to establish a revolving credit facility. Advise what consideration Pzena has given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Control by our class B stockholders…,page 26;
Anti-takeover provisions…, page 26

15.   Please disclose that these stockholders or anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority stockholders.

16.   Please add a risk factor discussing the fact that investors may not receive any dividends despite your expectation that you will declare and pay quarterly dividends.

Amended and Restated Operating Agreement of Pzena Investment Management, LLC, page 32;
PIM LLC 2006 Equity Incentive Plan, page 89

17.   Clarify that the descriptions include all material information about the operating agreement and the equity incentive plan. Since Pzena may not qualify information in a prospectus to information outside the prospectus unless incorporation by reference is permitted by the form or a summary of a document filed as an exhibit is required by the form, delete the statements that the information is "qualified by reference." See Rule 411(a) of Regulation C under the Securities Act. Please also comply with this comment in the first paragraph under "Description of Capital Stock" on page 97.

Use of Proceeds, page 40

18.   We may have further comment once items that are currently blank, such as the use of proceeds, capitalization and dilution disclosures, are completed. Please revise your pro forma information elsewhere in the filing if necessary.

19.   Please explain how the purchase price will be determined with respect to the units that you will purchase with the proceeds of the offering.

Dividend Policy, page 41

20.   Please explain how you intend to finance the first quarterly dividend. In addition, please provide the following disclosures regarding your dividend policy:

• Please discuss the risks and limitations of your policy. This should include a clear statement that your dividends may not be paid in accordance with your policy. You should also disclose the consequences of not investing your earnings in future growth as well as the consequences of not using your earnings towards provisions for unexpected cash needs.

• Please disclose whether you intend to borrow to pay dividends according to your stated policy if you do not have the cash necessary to pay the intended dividends, as well as the risks and possible outcomes if expected results are not achieved.

• Please discuss whether your debt arrangements following the offering will restrict you from paying dividends. If so, please state whether based on your forward-looking operating results and expected cash flows, you expect to be in compliance with those terms of the debt agreements for which noncompliance could lead you to be in default and unable to pay dividends.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

21.   You disclosed that the weighted average management fee declined to 50.4% in the three months ended March 31, 2007 from 52.9% in the three months ended March 31, 2006. You also disclosed that the weighted average management fee declined to 52.1% for 2006 from 59.5% for 2005 and from 70.1% in 2004. Please discuss and analyze the reasons for the declining trend in the weighted average management fee. Please refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 62

22.   You disclosed that the funding requirements necessary to develop new investment strategies will continue to be significant. Please disclose the amount of these funding requirements over the next twelve months and on a long term basis. Please also disclose the expected source of funds for these funding requirements. Please refer to Item 303 of Regulation S-K.

23.   If any credit facility or other financial instrument requires Pzena to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Further, state whether Pzena is in compliance with the ratios and tests as of the most recent date practicable.

24.   We note the disclosure in the third paragraph. Please discuss in greater detail the impact of the dividends you intend to pay on your liquidity.

Contractual Obligations, page 64

25.   Please disclose the impact on your contractual obligations of the debt arrangements you intend to enter into in connection with the offering.

Business, page 67

26.   Identify any client whose advisory fees in an aggregate amount equal 10% or more or Pzena's consolidated revenues and whose loss would have a material adverse effect on Pzena and its subsidiaries taken as a whole. Further, state the amount of revenues attributable to any such client during each of periods presented in the financial statements. See Item 101(c)(1)(vii) of Regulation S-K. We note the disclosures under "Concentration of Credit Risk" on pages F-14 and F-34.

Facilities, page 78

27.   Disclosure states that Pzena's corporate headquarters and principal offices occupy space under a non-cancellable operating lease whose term expires in October 2015. Advise what consideration Pzena has given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Board Composition, page 82

28.   It appears that you intend to nominate two new directors prior to the completion of the offering. Once they have been chosen or nominated to become a director, please provide the information required by Item 401(a) of Regulation S-K as well as the consents required by Rule 438 of Regulation C.

Base Salary, Bonuses and Deferred Compensation, page 84

29.   Disclosure states that Pzena has historically targeted to pay its executives, including the named executive officers, at between the fiftieth and ninetieth percentiles of the pay of comparable executives at its peer investment management firms. Identify the peer investment management firms.

Certain Relationships and Related Party Transactions, page 94

30.   Please disclose the information required by Item 404(b) of Regulation S-K.

Historical Transactions with Pzena Investment Management, LLC, page 94

31.   For the customer service agreements with Humble Monkey, LLC and Storage Monkey, LLC, disclose whether Pzena believes that each agreement was on terms no less favorable to Pzena than Pzena could have obtained from an independent third party.

Where You Can Find More Information, page 112

32.   Delete the language that statements contained in the prospectus about the contents of any contract or other document "are not necessarily complete" and are "qualified in all respects." Rule 411(a) of Regulation C under the Securities Act permits qualification of information inside the prospectus by reference to information outside the prospectus only if the form explicitly permits it or where the form requires a summary of the document. If Pzena retains the language that statements "are not necessarily complete," disclose that all material provisions of the contract or other document are discussed in the prospectus.

Financial Statements for the year ended December 31, 2006

General

33.   Please address the comments below in your interim financial statements, if applicable.

Independent Auditor's Report, page F-4

34.   We note that in the audit opinion of Pzena for the year ended December 31, 2006, Ernst & Young did not audit the financial statements of certain private investment partnerships that represent 21% of total assets. The financial statements that represent 21% of total assets were audited by other auditors. Please provide the audit opinion and consent of these other auditors for the 2006 financial statements.

Note 2 – Significant Accounting Policies, page F-10

Basis of Presentation, page F-10

35.   Please tell us the factors that you considered in consolidating Pzena Investment
        Management Select Fund, LP in your financial statements given that your ownership
        interest was less than 50% at December 31, 2006. Please refer to ARB 51, SFAS 94, and
        FIN 46(R).

36.   Please provide any applicable disclosures required by paragraphs 23 through 26 of FIN
        46(R), including those required for variable interest entities for which you are the
        primary beneficiary.

Note 8 – Compensation, page F-19

37.   You recorded compensation expense of $232.5 million and interest expense of $463.8
        million in 2006 due to a change from a formula-based plan to a fair-value based plan for
        your compensatory units. Please tell us:

        •   The method or methods used to determine the fair value of the compensatory
            units.

        •   The significant assumptions involved in estimating the fair value, including
            estimated growth rates in revenues, cash flows, capital expenditures, the cash
            flows discount rate, and the terminal value multiplier.

        •   Quantify for us in a reasonable level of detail how you derived the $463.8 million
            change in value allocated to interest expense.

        •   Quantify for us in a reasonable level of detail how you derived the $232.5 million
            change in value allocated to compensation expense.

        •   Quantify for us in a reasonable level of detail how you derived the $65 million
            value of 1,624,624 units that vest in the future.

        •   The names and values of any comparable companies used to assess fair value and
            provide us a detailed justification as to why you believe these companies are
            comparable.

Note 13 – Members' Equity Interest, page F-22

38.   Please tell us the accounting method used to allocate the $696.3 million increase in value arising from the change from a formula-based plan to a fair-value based plan for your compensatory and capital units between compensation expense and as a component of interest on mandatorily redeemable units. Please cite the relevant accounting literature in your response.

Financial Statements for the quarter ended March 31, 2007

Note 10 – Members' Equity Interests, page F-39

39.   You determined the value of 126,000 options granted to employees and members based on the Black-Scholes model. Please tell us how you determined the volatility assumption of 30%. Please refer to SFAS 123(R) and SAB Topic 14:D.

Closing

        File an amendment to the registration statement in response to the comments. To expedite our review, Pzena may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Pzena thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Pzena and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If Pzena requests acceleration of the registration statement's effectiveness, Pzena should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Pzena from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Pzena may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Pzena provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Scott Watkinson, Staff Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Richard B. Aftanas, Esq.
            Ralph Arditi, Esq.
            Skadden, Arps, Slate, Meagher & Flom LLP
            4 Times Square
            New York, NY 10036

            Vincent Pagano Jr., Esq.
            Simpson Thacher & Bartlett LLP
            425 Lexington Avenue
            New York, NY 10017